Helus Pharma Expresses Support for Executive Order Advancing Psychedelic Research and Regulatory Pathways for Serious Mental Health Conditions

NEW YORK & TORONTO – April 20, 2026 Helus PharmaTM (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today welcomed the White House Executive Order aimed at accelerating research, regulatory pathways, and patient access to psychedelic treatments.

“The Executive Order reflects growing recognition of the urgent need for new treatment options in serious mental health conditions and the importance of advancing innovative therapies through rigorous, research-based development,” said Eric So, Interim Chief Executive Officer of Helus Pharma. “Policy momentum is meaningful, but the future of this field will ultimately be determined by the strength of the clinical evidence and the ability to deliver safe, reliable treatments at scale.”

The Executive Order introduces several key initiatives, including the potential prioritization of U.S. Food and Drug Administration (“FDA”) review for psychedelic therapies with Breakthrough Therapy designation, expanded access for eligible patients, increased federal funding to support state-level programs, and strengthened coordination between the Department of Health and Human Services, the FDA, and the Department of Veterans Affairs. It also calls for timely rescheduling of therapies that successfully complete late-stage clinical development and receive regulatory approval, reinforcing a policy framework that supports continued innovation across the psychedelic treatment landscape.

“At Helus Pharma, we are contributing to that progress through disciplined research and late-stage clinical development,” Mr. So added. “Our lead program, HLP003, currently in Phase 3 development, has received FDA Breakthrough Therapy designation for the adjunctive treatment of major depressive disorder, reflecting the urgent need for improved treatments for depression, including the ongoing epidemic of suicide in the United States.”

Helus Pharma believes these actions will help advance the development of novel treatment options for patients living with mental health conditions including major depressive disorder and generalized anxiety disorder, where existing therapies are often insufficient. Millions of patients living with serious mental health conditions continue to experience inadequate response to existing therapies, underscoring the importance of responsible innovation in this area.

Helus Pharma continues to advance its pipeline of investigational therapies and to engage with regulators, clinicians, and research partners to advance its innovative treatments.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. (the “Company” or “Helus Pharma”) is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s belief that the Executive Order will help advance the development of novel treatment options for mental health conditions including major depressive disorder; expectation that the Executive Order may accelerate research, regulatory pathways, and patient access to psychedelic treatments; and plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562